		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended
	March 31
	2007	2006

Earnings before income from equity investees	$18,364	$12,937

Add back:
Fixed charges	$35,023	$38,053
Amortization of previously capitalized interest	1,057	1,082
Distributed income of Unconsolidated Joint Ventures	8,186	8,471

Deduct:
Capitalized interest	(3,480)	(1,973)
Preferred distributions	(615)	(615)

Earnings available for fixed charges and preferred dividends	$58,535	$57,955

Fixed Charges
Interest expense (1)	$29,694	$34,283
Capitalized interest	3,480	1,973
Interest portion of rent expense	1,234	1,182
Preferred distributions	615	615
Total fixed charges	$35,023	$38,053

Preferred dividends	3,658	6,003

Total fixed charges and preferred dividends	$38,681	$44,056

Ratio of earnings to fixed charges and preferred dividends	1.5	1.3

(1)
Interest expense for the quarter ended March 31, 2006 includes a $2.1 million charge in connection with the write-off of financing costs related to the pay-off of the loans on The Shops at Willow Bend.